# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sangoma Technologies Corp, CIK 0001753368
CUSIP: 80100R408
Title of class of securities: Common Shares
Address of issuer's principal executive offices: Bay-Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario Canada (A6), M5H 2S7
Date of event which requires filing of this statement: 09/29/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001396835

## Reporting persons
- ALPINE ASSOCIATES MANAGEMENT INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 2,008,500; shared voting power 0; sole dispositive power 2,008,500; shared dispositive power 0; aggregate amount beneficially owned 2,008,500 (6.04% of the class)

## Item 1. Issuer
Name of issuer: Sangoma Technologies Corp
Address of issuer's principal executive offices: Bay-Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario, Canada M5H 2S7

## Item 2. Person Filing
Name of person filing: Alpine Associates Management, Inc.
Address of principal business office or, if none, residence: 249 Royal Palm Way, Suite 400, Palm Beach, FL 33480
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,008,500
Percent of class: 6.04%
Sole power to vote or to direct the vote: 2,008,500
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,008,500
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ALPINE ASSOCIATES MANAGEMENT INC.: Christian Marzullo, Christian Marzullo/Chief Operating Officer (10/07/2026)